UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.___)1

MakeMyTrip Limited
(Name of Issuer)
Ordinary Shares, par value US$0.0005 per share
(Title of Class of Securities)
V5633W109
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	V5633W109

1	NAMES OF REPORTING PERSONS Travogue Electronic Travel Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	India

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,000,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,000,000*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.59%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* See Item 4 of this Schedule.
** Based on 34,907,824 ordinary shares, par value US$0.0005 per share, reported as outstanding as of December 31, 2010 by the Issuer directly to the Reporting Persons.

CUSIP No.	V5633W109

1	NAMES OF REPORTING PERSONS Deep Kalra

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	India

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,000,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,000,000*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.59%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* See Item 4 of this Schedule.
** Based on 34,907,824 ordinary shares, par value US$0.0005 per share, reported as outstanding as of December 31, 2010 by the Issuer directly to the Reporting Persons.

Item 1(a).	Name of Issuer:
MakeMyTrip Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:
103 Udyog Vihar, Phase 1
Gurgaon, Haryana 122016
India

Item 2(a).	Name of Person Filing:
(I)	Travogue Electronic Travel Private Limited (“Travogue”)

(II)	Deep Kalra

Item 2(b).	Address of Principal Business Office or, if none, Residence:
(I)	C 210, Second Floor Sarvodaya Enclave New Delhi 110 017 India
(II)	J-6/11A, DLF Phase 2, Gurgaon, 122002, India

Item 2(c).	Citizenship:
(I)	India
(II)	India

Item 2(d).	Title of Class of Securities:
Ordinary shares, par value US$0.0005 per share, of MakeMyTrip Limited (the “Ordinary Shares”).

Item 2(e).	CUSIP Number:
V5633W109

Item 3.	If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a)	Amount beneficially owned: 3,000,000 Ordinary Shares.

As of the date of this Schedule, Travogue directly owns 3,000,000 Ordinary Shares. Travogue is a company controlled by Mr. Deep Kalra. Mr. Kalra holds 78.4% of the equity shares of Travogue. Accordingly, Mr. Kalra may be deemed to beneficially own the 3,000,000 Ordinary Shares owned directly by Travogue.

(b)	Percent of class: 8.59%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:
Travogue: 3,000,000
Mr. Deep Kalra: 3,000,000
(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:
Travogue: 3,000,000
Mr. Deep Kalra: 3,000,000

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011	TRAVOGUE ELECTRONIC TRAVEL PRIVATE LIMITED

	By:	/s/ Deep Kalra

		Name:	Deep Kalra
		Title:	Director

Dated: February 14, 2011	DEEP KALRA

/s/ Deep Kalra

Exhibit Index

Exhibit A	Joint Filing Agreement, dated February 14, 2011, between Travogue Electronic Travel Private Limited and Mr. Deep Kalra.